KPMG LLP

New Jersey Headquarters 51 John F. Kennedy Parkway Short Hills, NJ 07078-2702

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees of the Redwood Managed Volatility Fund:

We consent to the use of our report, dated December 29, 2015, for the Redwood Managed Volatility Fund, incorporated by reference herein, and to the references to our firm under the headings "Financial Highlights" and "Independent Registered Public Accounting Firm" in the Prospectus and “Policies and Procedures for Disclosure of Portfolio Holdings” and "Independent Registered Public Accounting Firm" in the Statement of Additional Information.

Short Hills, New Jersey February 26, 2016

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.